FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 16, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES

FIRST QUARTER 2011 RESULTS

------------------------

Cellcom Israel presents a slight increase in total revenues and EBITDA1

Operating income increased 3.1%

This quarter reflects the initial impact of the regulatory changes

Cellcom Israel declares a first quarter dividend of NIS 2.93 per share (totals approx. NIS 291 million)

First Quarter 2011 Highlights (compared to the first quarter 2010):

●	Total Revenues increased 0.4% to NIS 1,587 million ($456 million)

●	Total Revenues from services decreased 14.8% to NIS 1,205 million ($346 million) as a result of the regulatory changes

●	Revenues from content and value added services (including SMS) increased 13.5%, reaching 23.7% of services revenues

●	EBITDA increased 0.2% to NIS 639 million ($184 million); EBITDA margin 40.3%

●	Operating income increased 3.1% to NIS 471 million ($135 million)

●	Net income totaled NIS 306 million ($88 million), a 2.5% decrease, attributed to the increase in financing expenses, net, resulted from the increased inflation

●	Free cash flow1 increased 3.6% to NIS 401 million ($115 million)

●
Subscriber base reached approx. 3.395 million at the end of March 2011, net addition of approx. 1,000 in the first quarter, following a decrease in the number of subscribers with more than one subscription to a cellular network, or double counted subscribers, and inactive subscribers as a result of the regulatory change

●	3G subscribers reached approx. 1.188 million at the end of March 2011, representing 35% of total subscriber base, net addition of approx. 48,000 in the first quarter 2011

●	The Company Declared first quarter dividend of NIS 2.93 per share

Netanya, Israel – May 16, 2011 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the first quarter of 2011. Revenues for the first quarter 2011 totaled NIS 1,587 million ($456 million); EBITDA for the first quarter 2011 totaled NIS 639 million ($184 million), or 40.3% of total revenues; and net income for the first quarter 2011 totaled NIS 306 million ($88 million). Basic earnings per share for the first quarter 2011 totaled NIS 3.09 ($0.89).

1 Please see "Use of Non-IFRS financial measures" section in this press release.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "In the first quarter of 2011, Cellcom Israel presented a slight increase in total revenues and EBITDA.  This quarter we witnessed the initial impact of the regulatory changes, some of which came into effect at the beginning of the quarter and some during the quarter. Service revenues decreased by approximately 15%, due to the reduction of interconnect fees. The average monthly revenue per user (ARPU) also decreased for the same reason. In light of the regulatory changes and the accelerated competition, which led to a material increase in the Company's gross recruitment of subscribers, we presented a 130% increase in revenues from handsets and accessories. Furthermore, we presented a 13.5% increase in revenues from content and value added services, and a 3.1% increase in operating income. As mentioned, the regulatory changes affected our revenues, but also increased our operating expenses, mainly customer service and retention expenses. These effects were offset by our efforts to increase revenues on the one hand, and by our efficiency measures on the other hand. Notwithstanding the increase in operating income, our net income decreased by 2.5% due to an increase in financing expenses, resulting from the increased inflation in the first quarter this year compared with the first quarter last year.

Following the regulatory changes, during the first quarter we experienced a significant increase in the number of customers' queries to our sales and service centers, a material increase in our gross recruitment of subscribers, and at the same time a material increase in our churn rate. As we previously noted, the reduction of early termination fees in calling plans with commitment for a certain period, led to a decrease of double counted and inactive subscribers in the market, which offset a considerable part of our gross recruitment of new subscribers and caused our net additions to be lower than in previous quarters.   However, we increased our 3G subscriber base by approximately 48,000 net new 3G subscribers, reaching 1.188 million subscribers and representing 35% of our total subscriber base. I'm pleased with our quarterly results in light of the changes in the market, although the stabilization process to the new market conditions has not ended yet.

Since the start of 2011, we launched a series of initiatives in order to improve transparency to customers and to simplify the way we charge our subscribers for various services, including the launch of an innovative pricing model of unlimited surfing packages in a variety of surfing speeds, the cancellation of 3G usage fee, the launch of marketing plans without a commitment for a certain period and the launch of roaming services packages with attractive tariffs.

Following our previous announcement with regard to a potential merger with Netvision and after Netvision notified us of its decision to enter into negotiations with us in this matter, both companies have begun the negotiations.” As previously noted, the transaction is subject to various conditions and there is no assurance that it will be eventually completed.

Yaacov Heen, Chief Financial Officer, commented: "In this quarter, we raised additional debt, as the capital market demonstrated a great trust in us, reflected both in the high demand for our debentures and in the attractive interest rate which was set. These debentures were issued under a shelf offering report, after Standard & Poor’s Maalot reaffirmed the ilAA/stable rating of our debentures. It is worth noting, that this debenture issuance was effected at the lowest interest rates for the Company's debentures to date.

In the first quarter, we continued to generate a strong free cash flow which totaled NIS 401 million. The Company will distribute a dividend of approximately NIS 291 million, representing approximately 95% of our net income for the first quarter to our shareholders.

The regulatory changes (a portion of which came into effect only during the quarter), which led to accelerated competition, affected only part of the first quarter this year and therefore, during this quarter we saw only part of the impact of these changes. We estimate that the full effects of the reduction of early termination fees and the price erosion on our service revenues and profitability will be seen mainly in the coming quarters. Furthermore, increased sale of handsets is expected to cause an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the proceeds from those sales, that are paid in installments (generally in 36 installments), which will decrease our free cash flow.”

Main Financial and Performance Indicators:

	Q1/2011	Q1/2010	% Change	Q1/2011	Q1/2010
	million NIS			million US$ (convenience translation)
Total revenues	1,587	1,580	0.4%	455.9	453.9
Total Services revenues (including revenues from content and value added services)	1,205	1,414	(14.8%)	346.2	406.2
Revenues from content and value added services	285	251	13.5%	81.9	72.1
Handset and accessories revenues	382	166	130.1%	109.7	47.7
Operating Income	471	457	3.1%	135.3	131.3
Net Income	306	314	(2.5%)	87.9	90.2
Free cash flow	401	387	3.6%	115.2	111.2
EBITDA	639	638	0.2%	183.6	183.3
EBITDA, as percent of Revenues	40.3%	40.4%	(0.2%)
Subscribers end of period (in thousands)	3,395	3,313	2.5%
Monthly ARPU	115.2	139.1	(17.2%)	33.1	40.0
Average Monthly MOU	334	328	1.8%

Financial Review

Revenues for the first quarter of 2011 totaled NIS 1,587 million ($456 million), a 0.4% increase compared to NIS 1,580 million ($454 million) in the first quarter last year. The slight increase in revenues resulted from a 130% increase in handset and accessories revenues, from NIS 166 million ($48 million) in the first quarter last year, to NIS 382 million ($110 million) in the first quarter of 2011, most of which was offset by a decrease of approximately 15% in service revenues, a result of the regulatory changes, from NIS 1,414 million ($406 million) in the first quarter of 2010 to NIS 1,205 million ($346 million) in the first quarter of 2011.

The increase in handset and accessories revenues was due to an increase in the number of handsets sold during the first quarter of 2011 compared to the first quarter last year, as well as a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes. The decrease in service revenues resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, as well as from the ongoing airtime price erosion, due to the increased competition in the market. The decrease in service revenues was partially offset by an increase of approximately 13.5% in content and value added services (including SMS) revenues in the first quarter 2011, compared to the first quarter last year. Revenues from content and value added services for the first quarter 2011 reached NIS 285 million ($82 million), or 23.7% of service revenues.

Cost of revenues for the first quarter of 2011 totaled NIS 750 million ($216 million), a 6.2% decrease from NIS 801 million ($230 million) in the first quarter last year. This decline primarily resulted from a significant decrease in total interconnect fees paid to other local cellular operators following the reduction in interconnect tariffs as of January 1, 2011. The decrease in cost of revenues also resulted from a decrease in amortization expenses, attributed, among others, to capitalized handsets subsidies, due to a significant decrease in such subsidies. These decreases were partially offset by a significant increase in handsets cost resulted mainly from an increase in the number of handsets sold during the first quarter of 2011 compared to the first quarter last year, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets.

Gross profit for the first quarter of 2011 increased 7.3% reaching NIS 837 million ($240 million), compared to NIS 779 million ($224 million) in the first quarter of 2010. Gross profit margin for the first quarter 2011 increased to 52.7% from 49.3% in the first quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2011 totaled NIS 366 million ($105 million), compared to NIS 322 million ($93 million) in the first quarter last year. The increase in SG&A Expenses reflects primarily the impact of the regulatory changes, resulting in an increase in the number of customers' queries to our sales and service centers, which led to an increase in the Company's sales and customer service force leading to an increase in payroll expenses, as well as an increase in sales commissions. The increase in sales commissions also resulted from ceasing the capitalization of these commissions due to the absence of the required accounting conditions for such capitalization, following the regulatory change in relation to the reduction of early termination fees. Furthermore, the acquisition of Dynamica in the second quarter of 2010, also contributed to the increase in payroll and rent expenses in the first quarter this year compared with the first quarter last year.

Operating income for the first quarter 2011 increased 3.1%, reaching NIS 471 million ($135 million), compared to NIS 457 million ($131 million) in the first quarter last year.

EBITDA for the first quarter 2011 increased 0.2% to NIS 639 million ($184 million), compared to NIS 638 million ($183 million) in the first quarter of 2010. EBITDA as a percent of total revenues, totaled 40.3%, a slight decrease from 40.4% in the first quarter last year.

Financing expenses, net for the first quarter 2011 totaled NIS 67 million ($19 million), compared to NIS 36 million ($10 million) in the first quarter last year. The increase resulted mainly from Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, in the first quarter of 2011, compared to income from CPI linkage in the first quarter of 2010, due to a 1.1% inflation in the first quarter this year, compared to a 1% deflation in the first quarter last year. This increase was offset in part by a gain from CPI hedging transactions in the first quarter 2011, compared to a loss from CPI hedging transactions in the first quarter last year.

Net Income for the first quarter 2011 totaled NIS 306 million ($88 million), compared to NIS 314 million ($90 million) in the first quarter last year. This decrease resulted from the higher financing expenses.  Basic earnings per share for the first quarter 2011 totaled NIS 3.09 ($0.89), compared to NIS 3.18 ($0.91) in the first quarter 2010.

Operating Review

New Subscribers – at the end of March 2011 the Company had approximately 3.395 million subscribers. During the first quarter of 2011 the Company added approximately 1,000 net new subscribers. The regulatory change regarding the reduction of early termination fees, led to a reduction of double counted and inactive subscribers, who prior to the change, remained part of our subscriber base until they were deducted after 6 months of being inactive. We believe that this phenomenon is not over yet. The reduction in the double counted and inactive subscribers offset a material part of the increase in our gross recruitment of new subscribers.

In the first quarter of 2011, the Company added approximately 48,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 1.188 million 3G subscribers at the end of March 2011, representing 35% of the Company’s total subscriber base, an increase from the 31.3% 3G subscribers represented of total subscribers at the end of March 2010.

The Churn Rate in the first quarter 2011 was 7.1%, compared to 5.4% in the first quarter last year. The increase in the churn in the first quarter of 2011 resulted from the intensified competition and the regulatory change regarding the reduction in early termination fees, enabling subscribers to terminate a contract with a commitment for a certain period by paying a negligible amount of early termination fee without having to wait to the end of the commitment period, which led to a reduction of double counted and inactive subscribers. Furthermore, the churn for both quarters was impacted by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the first quarter 2011 totaled 334 minutes, compared to 328 minutes in the first quarter 2010, an increase of 1.8%.

The monthly Average Revenue per User (ARPU) for the first quarter 2011 decreased 17.2% and totaled NIS 115.2 ($33.1), compared to NIS 139.1 ($40.0) in the first quarter last year. The decrease is attributed to the reduction in interconnect tariffs and to the ongoing airtime price erosion.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2011 totaled NIS 401 million ($115 million), compared to NIS 387 million ($111 million) generated in the first quarter of 2010.  Cash flows from operating activities for the first quarter this year decreased ,compared with the first quarter last year, following the regulatory changes, which led to a decrease in service revenues. Cash flows from investing activities decreased in the first quarter this year compared to the first quarter last year, as a result of a difference in timing of investments between the quarters. The increase in free cash flow resulted from a higher decrease in cash flows from investing activities than the decrease in cash flows from operating activities.

Shareholders' Equity

Shareholders' Equity as of March 31, 2011 amounted to NIS 344 million ($99 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the first quarter 2011, the Company invested NIS 73 million ($21 million) in fixed assets and intangible assets (including, among others, investments in information systems and software), compared to NIS 137 million ($39 million) in the first quarter 2010. The decrease resulted from the decrease in capitalization of handsets subsidies and sales commissions due to the regulatory change relating to early termination fees, as well as from a difference in timing of investments between the quarters.

Dividend

On May 15, 2011, the Company's board of directors declared a cash dividend in the amount of NIS 2.93 per share, and in the aggregate amount of approximately NIS 291 million (the equivalent of approximately $0.84 per share and approximately $83 million in the aggregate, based on the representative rate of exchange on May 12, 2011; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on July 5, 2011), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on June 22, 2011. The payment date will be July 7, 2011. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the first quarter of 2011 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the first quarter of 2011 and subsequent to the end of the reporting period

Netvision

Following the Company’s previous announcement that it has approached Netvision Ltd., or Netvision, with a proposal to negotiate a merger between the Company's subsidiary and Netvision, in March 2011, Netvision notified the Company of its decision to enter such negotiations with the Company. The parties have begun negotiations. Consummation of the transaction is subject to various conditions and the Company can provide no assurances that it will enter into any transaction.

For details on the proposed merger transaction with Netvision and the conditions for its consummation see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under "Item 5. Operating Results – Overview – Recent Developments".

New UMTS operators

Following the UMTS spectrum tender for two additional UMTS operators published by the Ministry of Communications in September 2010, in April 2011, Mirs Communications Ltd. (an existing cellular operator), and Marathon Mobile X Ltd. (controlled by an Israeli businessman, also controlling a small international landline operator), have won the tender. Each of the winners has committed to pay license fees in the amount of approximately NIS 700 million after the lapse of 5 years (of which a minimal license fee in the amount of NIS 10 million shall be paid immediately and the remaining amount shall be guaranteed during that period by a bank guarantee) and reduced to a minimal license fee of NIS 10 million by one seventh of the sum, for each 1 percentage of market share gained by the winners in the private sector.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Additional UMTS Operators”.

Issuance of Debentures

In March 2011, the Company issued additional debentures from the Company's existing Series D in a principal amount of NIS 294,347,000 at the price of NIS 1,300.5 per unit (each unit comprised of NIS 1,000 principal amount), representing an effective interest rate of 2.23% per annum, linked to the Israeli Consumer Price Index, or CPI; the interest rate of this series is fixed at 5.19% per annum, linked to the Israeli CPI.

The Company also issued additional debentures from the Company's existing Series E in a principal amount of NIS 632,295,000, at the price of NIS 1,040.5 per unit (each unit comprised of NIS 1,000 principal amount), representing an effective interest rate of 5.47% per annum; the interest rate of this series is fixed at 6.25% per annum, without linkage.

The debentures (rated ilAA/Stable) were issued in a public offering in Israel based on the Company's Israeli 2009 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total consideration received by the Company is approximately NIS 1.041 billion.

The Company intends to use the net proceeds from such offering for partial financing of the proposed merger transaction with Netvision Ltd. (if executed) and general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to the decisions of the Company’s board of directors from time to time.

For additional details of the Company's Israeli 2009 shelf prospectus and public debentures, see the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service”; for details on the proposed merger transaction with Netvision see under "Item 5. Operating Results – Overview – Recent Developments" and see "Netvision" in this report above; for details of the Company's dividend policy under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”; and the Company's current reports on Form 6-K filed on March 21, 2011, March 24, 2011, March 28, 2011 and March 30, 2011 regarding the Company's debt raising.

2006 Share Incentive Plan

In May 2011, our board of directors resolved to enlarge the initial pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1.4 million options or RSUs and to grant 1.06 million additional options to certain non director officers and senior employees, out of which 315 thousand options to our CEO, at an exercise price of US$31.74 per share. The options granted will be vested in 3 equal installments on each of the first, second and third anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised with 18 month from their vesting.

Our board of directors further amended the Plan so that the definition of corporate transactions triggering accelerated vesting of the options/RSUs, will include sale or other disposition of all or substantially all of our outstanding shares rather than Discount Investment Company Ltd. (our controlling shareholder) ceasing to control.

For additional details see the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 6 – Directors, Senior Management and Employees – Share Ownership – 2006 Share Incentive Plan".

Conference Call Details

The Company will be hosting a conference call on Monday, May 16, 2011 at 10:00 am ET, 7:00 am PT, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553               UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0610                International Dial-in Number:  +972 3 918 0610

at: 10:00 am ET; 07:00 am PT; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2010.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.481 = US$ 1 as published by the Bank of Israel on March 31, 2011.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in tradable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Financial position

		Convenience
		translation
		into US dollar
	March 31,	March 31,	March 31,	December 31,
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,644	472	618	533
Current investments, including derivatives	400	115	383	404
Trade receivables	1,495	430	1,554	1,478
Other receivables	65	19	71	64
Inventory	123	35	134	104

Total current assets	3,727	1,071	2,760	2,583

Trade and other receivables	710	204	584	597
Property, plant and equipment, net	2,017	579	2,060	2,063
Intangible assets, net	704	202	704	753

Total non-current assets	3,431	985	3,348	3,413

Total assets	7,158	2,056	6,108	5,996

Liabilities
Debentures current maturities	590	169	344	348
Trade payables and accrued expenses	790	227	718	716
Current tax liabilities	89	25	83	132
Provisions	87	25	87	84
Other current liabilities, including derivatives	339	97	364	379
Dividend declared	303	87	-	-

Total current liabilities	2,198	630	1,596	1,659

Debentures	4,536	1,303	3,983	3,913
Provisions	16	5	17	17
Other long-term liabilities	2	1	1	1
Deferred taxes	62	18	81	65

Total non-current liabilities	4,616	1,327	4,082	3,996

Total liabilities	6,814	1,957	5,678	5,655

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(21)	(6)	(24)	(21)
Retained earnings	364	105	453	361

Total shareholders’ equity	344	99	430	341

Total liabilities and shareholders’ equity	7,158	2,056	6,108	5,996

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,587	456	1,580	6,662
Cost of revenues	(750)	(216)	(801)	(3,322)

Gross profit	837	240	779	3,340

Selling and marketing expenses	(209)	(60)	(163)	(756)
General and administrative expenses	(157)	(45)	(159)	(641)
Other expenses, net	-	-	-	(5)

Operating income	471	135	457	1,938

Financing income	19	6	23	106
Financing expenses	(86)	(25)	(59)	(336)
Financing income (expenses), net	(67)	(19)	(36)	(230)

Income before income tax	404	116	421	1,708
Income tax	(98)	(28)	(107)	(417)

Net income	306	88	314	1,291

Earnings per share
Basic earnings per share in NIS	3.09	0.89	3.18	13.04

Diluted earnings per share in NIS	3.09	0.89	3.16	12.98

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	306	88	314	1,291
Adjustments for:
Depreciation and Amortization	168	48	181	724
Share based payments	-	-	-	1
Loss (gain) on sale of assets	-	-	-	5
Income tax expense	98	28	107	417
Financial (income) expenses, net	67	19	36	230

Changes in operating assets and liabilities:
Changes in inventories	(19)	(5)	(5)	-
Changes in trade receivables (including long- term amounts)	(117)	(34)	76	172
Changes in other receivables (including long- term amounts)	(4)	(1)	(25)	(6)
Changes in trade payables and accrued expenses	122	35	(34)	(42)
Changes in other liabilities (including long-term amounts)	18	5	6	(16)
Proceeds (payments) for derivative hedging contracts, net	(3)	(1)	(5)	(16)
Income tax paid	(120)	(34)	(100)	(380)
Net cash from operating activities	516	148	551	2,380

Cash flows from investing activities
Acquisition of property, plant, and equipment	(82)	(23)	(105)	(441)
Acquisition of intangible assets	(34)	(10)	(58)	(180)
Acquisition of operation	-	-	-	(108)
Change in current investments, net	2	1	(138)	(154)
Proceeds (payments) for other derivative contracts, net	(3)	(1)	(5)	(17)
Proceeds from sales of property, plant and equipment	1	-	1	2
Interest received	3	1	3	9
Net cash used in investing activities	(113)	(32)	(302)	(889)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative contracts, net	4	1	13	34
Proceeds (payments) for short term borrowings	-	-	(3)	(8)
Repayment of debentures	(175)	(50)	(171)	(343)
Proceeds from issuance of debentures, net of issuance costs	1,033	297	-	-
Dividend paid	(31)	(9)	(256)	(1,319)
Interest paid	(123)	(36)	(117)	(225)

Net cash used in financing activities	708	203	(534)	(1,861)

Changes in cash and cash equivalents	1,111	319	(285)	(370)

Balance of cash and cash equivalents at beginning of
the period	533	153	903	903
Balance of cash and cash equivalents at end of
the period	1,644	472	618	533

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2011 NIS millions (Unaudited)	Convenience translation into US dollar 2011 US$ millions (Unaudited)	2010 NIS millions (Unaudited)	2010 NIS millions (Audited)

Net income	306	88	314	1,291
Income taxes	98	28	107	417
Financing income	(19)	(6)	(23)	(106)
Financing expenses	86	25	59	336
Other expenses (income)	-	-	-	5
Depreciation and amortization	168	48	181	724
EBITDA	639	184	638	2,667

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2011 NIS millions (Unaudited)	Convenience translation into US dollar 2011 US$ millions (Unaudited)	2010 NIS millions (Unaudited)	2010 NIS millions (Audited)

Cash flows from operating activities	516	148	551	2,380
Cash flows from investing activities	(113)	(32)	(302)	(889)
Short-term Investment in tradable debentures	(2)	(1)	138	154
Free Cash Flow	401	115	387	1,645

Cellcom Israel Ltd.
and Subsidiaries

Financial Statements

As at March 31, 2011
(Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2011

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

		Convenience
		translation
		into US dollar
		(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,644	472	618	533
Current investments, including derivatives	400	115	383	404
Trade receivables	1,495	430	1,554	1,478
Other receivables	65	19	71	64
Inventory	123	35	134	104

Total current assets	3,727	1,071	2,760	2,583

Trade and other receivables	710	204	584	597
Property, plant and equipment, net	2,017	579	2,060	2,063
Intangible assets, net	704	202	704	753

Total non-current assets	3,431	985	3,348	3,413

Total assets	7,158	2,056	6,108	5,996

Liabilities
Debentures current maturities	590	169	344	348
Trade payables and accrued expenses	790	227	718	716
Current tax liabilities	89	25	83	132
Provisions	87	25	87	84
Other current liabilities, including derivatives	339	97	364	379
Dividend declared	303	87	-	-

Total current liabilities	2,198	630	1,596	1,659

Debentures	4,536	1,303	3,983	3,913
Provisions	16	5	17	17
Other long-term liabilities	2	1	1	1
Deferred taxes	62	18	81	65

Total non-current liabilities	4,616	1,327	4,082	3,996

Total liabilities	6,814	1,957	5,678	5,655

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(21)	(6)	(24)	(21)
Retained earnings	364	105	453	361

Total shareholders’ equity	344	99	430	341

Total liabilities and shareholders’ equity	7,158	2,056	6,108	5,996

The accompanying notes are an integral part of the interim consolidated financial statements.

3

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	Three-month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,587	456	1,580	6,662
Cost of revenues	(750)	(216)	(801)	(3,322)

Gross profit	837	240	779	3,340

Selling and marketing expenses	(209)	(60)	(163)	(756)
General and administrative expenses	(157)	(45)	(159)	(641)
Other expenses, net	-	-	-	5

Operating income	471	135	457	1,938

Financing income	19	6	23	106
Financing expenses	(86)	(25)	(59)	(336)
Financing expenses, net	(67)	(19)	(36)	(230)

Income before income tax	404	116	421	1,708
Income tax	(98)	(28)	(107)	(417)

Net income	306	88	314	1,291

Earnings per share
Basic earnings per share in NIS	3.09	0.89	3.18	13.04

Diluted earnings per share in NIS	3.09	0.89	3.16	12.98

The accompanying notes are an integral part of the interim consolidated financial statements.

4

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Three-month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges
transferred to profit and loss	5	1	3	(10)
Changes in fair value of cash flow hedges	(4)	(1)	(3)	9
Income tax on other comprehensive income	(1)	-	(1)	3

Other comprehensive income (loss), net of income tax	-	-	(1)	2

Net income for the period	306	88	314	1,291

Total comprehensive income for the period	306	88	313	1,293

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended March 31, 2011
(Unaudited)
Balance as of January 1, 2011
(Audited)	1	(21)	361	341	98
Other comprehensive income for the year, net of tax	-	-	-	-	-
Net income for the period	-	-	306	306	88
Cash dividend declared	-	-	(303)	(303)	(87)
Balance as of March 31, 2011	1	(21)	364	344	99
(Unaudited)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the three-month period ended March 31, 2010
(Unaudited)
Balance as of January 1, 2010
(Audited)	1	(23)	396	374
Other comprehensive income for the year, net of tax	-	(1)	-	(1)
Net income for the period	-	-	314	314
Cash dividend paid	-	-	(257)	(257)
Balance as of March 31, 2010	1	(24)	453	430

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2010
(Audited)
Balance as of January 1, 2010
(Audited)	1	(23)	396	374
Other comprehensive income for the year, net of tax	-	2	-	2
Net income for the year	-	-	1,291	1,291
Share based payments	-	-	1	1
Cash dividend paid	-	-	(1,327)	(1,327)
Balance as of December 31, 2010	1	(21)	361	341

The accompanying notes are an integral part of the interim consolidated financial statements.

6

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	306	88	314	1,291
Adjustments for:
Depreciation and Amortization	168	48	181	724
Share based payments	-	-	-	1
Loss on sale of assets	-	-	-	5
Income tax expense	98	28	107	417
Financial expenses, net	67	19	36	230

Changes in operating assets and liabilities:
Changes in inventories	(19)	(5)	(5)	-
Changes in trade receivables (including long-term amounts)	(117)	(34)	76	172
Changes in other receivables (including long-term amounts)	(4)	(1)	(25)	(6)
Changes in trade payables and accrued expenses	122	35	(34)	(42)
Changes in other liabilities (including long-term amounts)	18	5	6	(16)
Payments for derivative hedging contracts, net	(3)	(1)	(5)	(16)
Income tax paid	(120)	(34)	(100)	(380)
Net cash from operating activities	516	148	551	2,380

Cash flows from investing activities
Acquisition of property, plant, and equipment	(82)	(23)	(105)	(441)
Acquisition of intangible assets	(34)	(10)	(58)	(180)
Acquisition of operation	-	-	-	(108)
Change in current investments, net	2	1	(138)	(154)
Payments for other derivative contracts, net	(3)	(1)	(5)	(17)
Proceeds from sales of property, plant and equipment	1	-	1	2
Interest received	3	1	3	9
Net cash used in investing activities	(113)	(32)	(302)	(889)

The accompanying notes are an integral part of the interim consolidated financial statements.

7

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three-month period ended March 31,			Year ended December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative contracts, net	4	1	13	34
Payments for short term borrowings	-	-	(3)	(8)
Repayment of debentures	(175)	(50)	(171)	(343)
Proceeds from issuance of debentures, net of issuance costs	1,033	297	-	-
Dividend paid	(31)	(9)	(256)	(1,319)
Interest paid	(123)	(36)	(117)	(225)

Net cash provided from(used in) financing activities	708	203	(534)	(1,861)

Changes in cash and cash equivalents	1,111	319	(285)	(370)

Balance of cash and cash equivalents at beginning of the period	533	153	903	903

Balance of cash and cash equivalents at end of the period	1,644	472	618	533

The accompanying notes are an integral part of the interim consolidated financial statements.

8

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2011 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel under a single operating segment. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2010.
These condensed consolidated financial statements were approved by the Board of Directors on May 15, 2011.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of March 31, 2011, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2011 (NIS 3.481 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

9

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2010.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of March 31, 2011	3.481	213.1
As of March 31, 2010	3.713	204.4
As of December 31, 2010	3.549	211.7

Increase (decrease) during the period:

Three months ended March 31, 2011	(1.9%)	0.7%
Three months ended March 31, 2010	(1.6%)	(0.9%)
Year ended December 31, 2010	(5.9%)	2.7%

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these condensed interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2010, except for those mentioned below.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

First adoption of new standards and interpretations:

1.
IAS 24 (2009) Related Party Disclosures (hereinafter – “the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The amendment has no material impact on the Company's financial statements.

10

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

2.
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (hereinafter – “the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment in value of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment was applied for interim periods beginning after January 1, 2011.

3.
Amendment to IFRS 7 Financial Instruments: Disclosures – Clarification of disclosures (hereinafter – “the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011.

Note 4 – Loans and borrowings

Debentures

In March, 2011, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 294 million in exchange for a total consideration of approximately NIS 383 million, representing an effective interest rate of 2.23% per annum, linked to the Israeli consumer price index. The debentures of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In March, 2011, the Company issued additional debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 632 million in exchange for a total consideration of approximately NIS 658 million, representing an effective interest rate of 5.47% per annum, without linkage. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid (or was paid) in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report that the Company filed in March 2011 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The offering was made under the Company's shelf prospectus dated March, 2009.

The Company intends to use the net proceeds from the offering for partial financing of the proposed merger transaction with Netvision Ltd. (if executed) and general corporate purposes, which may include financing its operating and investing activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to the decisions of the Company's board of directors from time to time. For details on the proposed merger transaction with Netvision see note 32 in the consolidated financial statements of the Company as at and for the year ended December 31, 2010.

11

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

Note 5 - Shareholders' Equity

On April 28, 2011, subsequent to the reporting date, the Company paid a cash dividend in the amount of NIS 3.05 per share, totaling approximately NIS 303 million.

On May 15, 2011, subsequent to the reporting period, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.93 per share, totaling approximately NIS 291 million, to be paid on July 7, 2011, to the shareholders of the Company of record at the end of the trading day in the NYSE on June 22, 2011.

Note 6 - Contingent Liabilities

In the ordinary course of business, the Company is involved in numerous lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties and where applicable – approved by the court. Described here under are updates of lawsuits presented in 2010 annual financial statements:

1.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly provided not in accordance with the law. In April 2011, the purported class action was dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 402 million.

2.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the Supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. The request to certify the lawsuit as a class action was approved in March 2009. The total amount claimed from the Company, the Supplier and other parties was estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish. In April 2011, the Court approved a settlement by which two content companies will be joined as defendants and will return the amount charged (adjusted to changes in the Israeli Consumer Price Index for July 2006) in respect of the content services provided by the Supplier, to the Company's subscribers. The Company will guarantee the return of the charges by the content companies. The return sum (before index differences) is estimated to be approximately NIS 2.35 million. An additional amount equal to 18% of the return sum shall be paid as compensation to the plaintiff and his lawyer by the content companies.

3.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and overcharges certain subscribers, in relation to airtime packages. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 72 million. In April 2011, the Court approved a settlement by which the Company shall return to an agreed group the sum paid by them for exceeding the package. The total return sum for all the members of the plaintiffs group is estimated to be approximately NIS 1.35 million. An additional amount equal to approximately NIS 440 thousand shall be paid as compensation to the

12

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

Note 6 - Contingent Liabilities (cont'd)

plaintiff and his lawyer.  An examiner was appointed by the Court to examine the data and execute the return.

4.
In March 2011, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company discriminates subscribers based on their belonging to a religious group in violation of Prohibition on Discrimination in Products Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 60 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

5.
In April 2011, subsequent to the reporting date,  a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company misleads its subscribers in relation to the receipt of certain end user equipment without charge while charging them for an ancillary service. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 48 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

6.
In April 2011, subsequent to the reporting date, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company unlawfully charges its subscribers with a commission for bills paid in cash in the Israeli Postal Service branches. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 151 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

7.
In April 2011, subsequent to the reporting date, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to have used the Company's pre paid services, in connection with allegations that the Company unlawfully failed to inform such subscribers that it does not allow them to make calls when their pre-paid balance falls below NIS 3. If the lawsuit is certified as a class action, the total amount claimed from the Company (mostly for non-monetary damages) is estimated by the plaintiff to be approximately NIS 161 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

8.
In May 2011, subsequent to the reporting date, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a former subscriber of the Company and a subscriber of the other cellular operator, in connection with allegations that the defendants allegedly did not allow subscribers that stopped their subscription with the Company to pay for end user equipment in installments, in violation of the law. If the lawsuit is certified as a class action, the total amount claimed from the defendants (half of which for non-monetary damages) is estimated by the plaintiff to be approximately NIS 200 million, without specifying the amount attributed to the Company individually. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

13

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

Note 7 - Subsequent events

In May 2011, subsequent to the reporting date, the Company's board of directors resolved to enlarge the initial pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1.4 million options or RSUs and to grant 1.06 million additional options to certain non director officers and senior employees, out of which 315 thousand options to the Company's CEO, at an exercise price of US$ 31.74 per share. The options granted will be vested in 3 equal installments on each of the first, second and third anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised with 18 month from their vesting.
The Company's board of directors further amended the Plan so that the definition of corporate transactions triggering accelerated vesting of the options/RSUs, will include sale or other disposition of all or substantially all of our outstanding shares rather than DIC (the Company's controlling shareholder) ceasing to control (as this term is defined in the Israeli Companies Law).

The fair value of share options granted was calculated at $4.84, in accordance with the following assumptions:

Share price at grant date	$31.58
Exercise price	$31.74
Expected volatility (weighted average life)	24.35%
Option life (expected weighted average life)	2.3 years
Risk free interest rate (weighted average)	0.7%

14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 16, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel